Exhibit 12.1

	Year Ended June 30,
	2018	2017	2016	2015	2014 (1)
Pre-tax Income	89,389	48,667	32,097	31,846	(3,408)
Fixed charges
Interest Expense	4,890	2,854	1,425	884	1,377
Capitalized Interest	—	—	—	—	2
Amortization of Debt Discount Costs	1,232	243	241	70	1,583

Total Fixed Charges	6,121	3,097	1,666	954	2,962
Earnings	95,511	51,764	33,762	32,800	(446)

Ratio of Earnings to Fixed Charges	15.6	16.7	20.3	34.4	(0.2)

(1)	Earnings were insufficient to cover fixed charges in the amount of $3.4 million for the fiscal year ended June 30, 2014.